CUSIP No. 744319104	SCHEDULE 13D	Page 1 of 17

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

744319104

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street, 7th Floor

New York, New York 10013

Telephone: (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744319104	SCHEDULE 13D	Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,084,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,084,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 744319104	SCHEDULE 13D	Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,084,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,084,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 744319104	SCHEDULE 13D	Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,084,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,084,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 744319104	SCHEDULE 13D	Page 5 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,084,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,084,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 744319104	SCHEDULE 13D	Page 6 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 3,800
8. Shared Voting Power: 0
9. Sole Dispositive Power: 3,800
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .03%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 744319104	SCHEDULE 13D	Page 7 of 17

Item 1. Security and Issuer

This is the eleventh amendment to the original Schedule 13D, which was filed on June 20, 2005 (the “Original Schedule 13D”) and amended on August 2, 2005 (the “First Amendment”), on August 5, 2005 (the “Second Amendment”), on November 16, 2005 (the “Third Amendment”), on February 7, 2006 (the “Fourth Amendment”), on September 22, 2006 (the “Fifth Amendment”), on October 5, 2006 (the "Sixth Amendment"), on February 14, 2007 (the “Seventh Amendment”), on March 7, 2007 (the “Eighth Amendment”), on February 11, 2008 (the “Ninth Amendment”), and on May 19, 2008 (the “Tenth Amendment”). This Eleventh Amendment is filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership (“Stilwell Value Partners I”), Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”), Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners I, Joseph Stilwell, the general partner of Stilwell Partners and the managing and sole member of Stilwell Value LLC, and John Stilwell. All of the filers of this Schedule 13D are collectively referred to as the “Group.”

This statement relates to the common stock (“Common Stock”) of Prudential Bancorp, Inc. of Pennsylvania (“Issuer” or “PBIP”). The address of the principal executive offices of the Issuer is 1834 Oregon Avenue, Philadelphia, Pennsylvania 19145. The joint filing agreement of the members of the Group is Exhibit 1 to the Original Schedule 13D.

Item 2. Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners I and Stilwell Partners, in Joseph Stilwell’s capacities as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I.

The business address of Stilwell Value Partners I, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners I and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I and related partnerships.

This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell’s business address is 26 Broadway, 23rd Floor, New York, New York 10004. John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Joseph Stilwell and John Stilwell are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Stilwell Partners and John Stilwell have not purchased any shares of Common Stock since the Original Schedule 13D. Stilwell Value Partners I has not purchased any shares of Common Stock since the Tenth Amendment.

All purchases of shares of Common Stock made by the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

The Group’s purpose in acquiring shares of Common Stock is to profit from their appreciation through the assertion of shareholder rights. The Group does not believe the value of Issuer’s assets is adequately reflected in the Common Stock’s current market price.

Members of the Group are filing this Eleventh Amendment to report, as further described below, that on May 22, 2008, Stilwell Value Partners I voluntarily discontinued its pending lawsuit because it has determined that it would be more effective and appropriate to pursue the Issuer’s directors on a personal basis in a derivative action, in accordance with its recent demand. The derivative action will seek (a) the removal of John Judge due to his infirmity, (b) to hold the directors personally liable for costs incurred in defending the lawsuit, and (c) to stop the directors from attempting to self-adopt stock benefit plans against the wishes of the public shareholders.

Members of the Group believe that it is in the best interests of Issuer’s shareholders that its board of directors include public shareholders who beneficially own a substantial number of shares of Common Stock. Members of the Group believe that Joseph Stilwell would bring broad experience and a fresh perspective to Issuer’s board because none of its current directors have any previous public company experience or any experience in allocating capital for a public company.

On July 12, 2005, Joseph Stilwell met with Issuer’s representatives to ask that he be placed on Issuer’s board, but Issuer denied the request. A week later, one of Issuer’s directors died. On September 21, 2005, Issuer named two new directors to the board, neither of whom owns substantial shares of Common Stock.

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Fifty-five percent of the outstanding shares of Common Stock are held by the Prudential Mutual Holding Company (the “MHC”), which is controlled by Issuer’s board. Therefore, with regard to most corporate decisions, such as the election of directors, the MHC will be able to “outvote” Issuer’s public shareholders. However, regulations promulgated by the Federal Deposit Insurance Corporation (the “FDIC”), Issuer’s primary federal regulator, previously barred the MHC from voting on the Issuer’s stock benefit plans and the Issuer’s prospectus in connection with its initial public offering in February 2005 indicated that the MHC would not vote on the plans.

During the summer of 2005, members of the Group expected that Issuer would be seeking shareholder approval of the stock benefit plans described in its prospectus. But after the Group announced in August 2005 that it would solicit proxies to oppose adoption of the stock benefit plans as a referendum to place Joseph Stilwell on the board, Issuer decided not to seek public shareholder approval of any stock benefit plans at the 2006 annual meeting and only submitted proposals to re-elect incumbent directors and ratify its auditors to a shareholder vote at the meeting.

Therefore, in December 2005, members of the Group solicited proxies from other public shareholders to withhold their votes on the election of directors as a referendum.

At the February 3, 2006 annual meeting, 71% of Issuer’s voting public shares were withheld from voting on the election of directors, according to the final results provided by the independent inspector of elections.

On April 6, 2006, Issuer announced that it had received advice from the FDIC that the MHC may vote its shares of Common Stock in favor of the stock benefit plans and that Issuer planned to hold a special meeting of shareholders to vote on approval of the plans. Issuer was thereafter required by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to seek its approval of Issuer’s plans. On April 19, 2006, Issuer announced that it had decided to postpone the special meeting. The Federal Reserve Board has since determined to follow the FDIC’s position.

On October 4, 2006, Stilwell Value Partners I sued Issuer, the MHC, and the directors of Issuer and the MHC in the United States District Court, Eastern District of Pennsylvania, for breach of fiduciary duties, unjust enrichment, promissory estoppel, and unfair dilution and disenfranchisement, and seeking an order preventing the MHC, which is controlled by the individuals who will receive significant awards under the stock benefit plans, from voting the MHC’s shares in PBIP in favor of the plans. (A copy of the complaint is attached to the Sixth Amendment as Exhibit 4). On August 15, 2007, the court dismissed some claims, but sustained the cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment but the court ordered the case to trial, which was scheduled for June 2008.

CUSIP No. 744319104	SCHEDULE 13D	Page 10 of 17

At the February 9, 2007 annual meeting, 75% of Issuer's voting public shares were withheld from voting on the election of directors. At the meeting, Mr. Stilwell publicly offered that, if President and CEO Thomas A. Vento could define return on equity on a per share basis, Mr. Stilwell would donate $25,000 to a charity of Mr. Vento's choice. Mr. Vento attempted to define it but was unable to do so. In March 2007, the Group placed billboard advertisements (a copy of which was attached as Exhibit 5 to the Eighth Amendment) regarding the results of PBIP's 2006 and 2007 annual meetings and its directors' unwillingness to hold a democratic vote on the stock benefit plans.

In December 2007, the Group filed proxy materials for the solicitation of proxies to withhold votes on the election of the Issuer’s directors at the 2008 annual meeting of shareholders. At the February 4, 2008 annual meeting, an average of 77% of Issuer's voting public shares withheld their votes in the election of directors. Excluding shares held in Issuer's Employee Stock Ownership Plan, an average of 88% of the voting public shares withheld their votes in the election of directors.

On May 14, 2008, Stilwell Value Partners I delivered to Issuer’s Board of Directors a demand that it prosecute an action or take corrective measures to require the directors to faithfully discharge their fiduciary duties and not seek to control the outcome of the vote to adopt stock benefit plans. A copy of the demand is attached as Exhibit 6. Stilwell Value Partners I also demanded that the directors personally reimburse the Issuer for the costs incurred in defending the lawsuit brought by Stilwell Value Partners I. Also, Stilwell Value Partners I demanded that director John Judge resign or be removed because he is no longer able to perform his duties as a director due to serious illness. Mr. Judge, who is at least 87 years old, suffers from very labile hypertension. The Group believes Mr. Judge may also be suffering from senile dementia likely caused by the hypertension. Mr. Judge (and the other directors) should recognize, or reasonably recognize, that Mr. Judge can no longer perform his functions consistent with his fiduciary duties as a PBIP director.

On May 22, 2008, Stilwell Value Partners I voluntarily discontinued the pending lawsuit because it has determined that it would be more effective and appropriate to pursue the Issuer’s directors on a personal basis in a derivative action, in accordance with the demand described above. The derivative action will seek (a) the removal of John Judge due to his infirmity, (b) to hold the directors personally liable for costs incurred in defending the lawsuit, and (c) to stop the directors from attempting to self-adopt stock benefit plans against the wishes of the public shareholders.

The Group also intends to hold its shares of Common Stock indefinitely, and if Issuer seeks shareholder approval of its stock benefit plans in the future, the Group intends to solicit proxies to oppose approval.

CUSIP No. 744319104	SCHEDULE 13D	Page 11 of 17

Members of the Group reserve their right to exercise other shareholder rights which include, without limitation, to: (a) communicate and discuss their views with other shareholders, including discussions concerning: (i) the election of directors to the board, (ii) executive compensation and (iii) ways to maximize shareholder value; or (b) solicit proxies or written consents from other shareholders of Issuer with respect to (x) seeking board representation or (y) rejection of the stock benefit plans or other equity-based compensation plans proposed by Issuer.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in twelve other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our”. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. (“SPN”). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation (“Cameron”). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. (“CFIC”) of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation (“Montgomery”). On April 20, 2001, we met with Montgomery’s management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and

CUSIP No. 744319104	SCHEDULE 13D	Page 12 of 17

shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. (“HCBB”). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. (“OTFC”). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

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On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP"). The Schedule 13D disclosed that on January 18, 2002, Michigan’s insurance department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP’s board. On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. (“FPIC”). On August 12, 2003, Florida’s insurance department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC’s management had taken steps to increase its market price to more adequately reflect its value, we sold our shares on the open market, decreasing our holdings below five percent.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB"). We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP"). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual

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meeting, but SKP’s directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("Roma"). Nearly 70% of Roma’s shares are held by a mutual holding company (like PBIP) controlled by Roma’s board. In April 2007, we engaged in a proxy solicitation at Roma's first annual meeting, urging shareholders to withhold their vote from management's slate. Roma did not put their stock benefit plans up for a vote at that meeting. We then met with Roma management. In the four months after Roma became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on Roma management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB"). A majority of NECB’s shares are held by a mutual holding company (like PBIP and Roma) controlled by NECB’s board. We have presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management’s interests to shareholder returns. To date, management has not formally responded.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as noted in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 11,085,076, reported as the number of outstanding shares as of May 9, 2008, in Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2008. All purchases of shares of Common Stock reported herein were made in open market transactions on The Nasdaq Stock Market.

(A)  Stilwell Value Partners I

(a)	Aggregate number of shares beneficially owned: 1,084,600

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote: 1,084,600

3.  Sole power to dispose or to direct the disposition: 0

4.  Shared power to dispose or to direct disposition: 1,084,600

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(c)  Stilwell Value Partners I has not purchased or sold shares of Common Stock since the filing of the Tenth Amendment.

(d)  Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B)  Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 1,084,600

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,084,600

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,084,600

(c)  Stilwell Partners has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

(d)  Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(C)	Stilwell Value LLC
(a)	Aggregate number of shares beneficially owned: 1,084,600

Percentage:  9.8%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote: 1,084,600

3.  Sole power to dispose or to direct the disposition: 0

4.  Shared power to dispose or to direct disposition: 1,084,600

(c)  Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)  Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

CUSIP No. 744319104	SCHEDULE 13D	Page 16 of 17

(D)  Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 1,084,600

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote: 1,084,600

3.  Sole power to dispose or to direct the disposition: 0

4.  Shared power to dispose or to direct disposition: 1,084,600

(c)	In the past 60 days, Joseph Stilwell has made no purchases or sales of shares of Common Stock.
(E)	John Stilwell
(a)	Aggregate number of shares beneficially owned: 3,800

Percentage: .03%

(b)	1. Sole power to vote or to direct vote: 3,800

2.  Shared power to vote or to direct vote: 0

3.  Sole power to dispose or to direct the disposition: 3,800

4.  Shared power to dispose or to direct disposition: 0

(c)	John Stilwell has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners I, and managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 744319104	SCHEDULE 13D	Page 17 of 17

Item 7. Material to be filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, filed with Original Schedule 13D

2	Power of Attorney of John Stilwell, filed with Original Schedule 13D

3	Shareholder List Request, dated July 28, 2005, filed with First Amendment

4	Complaint, dated October 4, 2006, filed with Sixth Amendment

5	Example of Billboard Advertisement, filed with Eighth Amendment

6	Demand letter to the PBIP Board of Directors dated May 14, 2008, filed with Tenth Amendment

CUSIP No. 744319104	SCHEDULE 13D	Page 18 of 18

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	May 22, 2008

STILWELL VALUE PARTNERS I, L.P.
By: STILWELL VALUE LLC General Partner /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
STILWELL PARTNERS, L.P. /s/ Joseph Stilwell
By: Joseph Stilwell General Partner
STILWELL VALUE LLC /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
JOSEPH STILWELL /s/ Joseph Stilwell
Joseph Stilwell
JOHN STILWELL /s/ John Stilwell
John Stilwell